Filed by The Amex Membership Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Companies:
NYSE Euronext (Commission File No. 001-33392)
The Amex Membership Corporation
Dear Amex Seat Owners:
After careful consideration and thorough review, on Thursday, January 17th, 2008, the American Stock Exchange entered into a definitive agreement (the “Agreement”) to be acquired by NYSE Euronext, the world’s largest exchange group. The agreement followed approvals by the board of The Amex Membership Corporation and the American Stock Exchange LLC Board of Governors and NYSE Euronext Board of Directors.
The Agreement was filed by NYSE Euronext with the U.S. Securities and Exchange Commission (“SEC”) on January 18, 2008, as exhibit 2.1 to Form 8-K and can be accessed on the SEC’s website at http://www.sec.gov.
The proposed business combination will be subject to requisite approval by the Amex seat owners, and customary regulatory approvals, including from the SEC and Department of Justice. Subject to regulatory approvals and other closing conditions, we anticipate this business transaction to close in the third quarter of this year.
Under terms of the agreement, NYSE Euronext will pay $260 million in NYSE Euronext common stock for the Amex. The shares of NYSE Euronext common stock will not be subject to any transfer restrictions. There are 837 seats outstanding: 807 regular seats and 30 Options Principal Member (OPM) seats. The 30 outstanding OPM seats will be valued at a $36,000 discount to a regular seat. Accordingly, each regular member will receive $311,923.54 in NYSE Euronext shares and each OPM will receive $275,923.54 in NYSE Euronext shares. In addition, as described in more detail in the Agreement, Amex seat owners will also be entitled to receive contingent consideration in the form of additional shares of NYSE Euronext common stock based on the net proceeds (net of fees, taxes, and other items as provided in the Agreement), if any, from the expected sale of Amex’s headquarters in lower Manhattan. We are unable to predict the net sales proceeds that will be realized from the sale of Amex’s headquarters — 86 Trinity Place and 22 Thames Street.
As required by U.S. securities laws, a registration statement on Form S-4 will be filed with the SEC to register the NYSE Euronext shares to be issued in the transactions described above. The S-4 will include a proxy statement with relevant information to permit you to make an informed decision. When finalized, the S-4 and proxy statement will be distributed to seat owners prior to a seat owners’ meeting which will be held to approve the Agreement and the transactions contemplated thereby,
As for the Gratuity Fund, it will be terminated upon the effectiveness of the merger and any excess of funds then held in the Gratuity Fund will be distributed to participants of the fund.
We realize that you will have many more questions about the proposed transaction. Please be patient as we put together a detailed proxy statement that will provide comprehensive information about the deal. You will have ample time to review the proxy statement and have your questions answered before you vote on this proposed transaction. We will also be scheduling one or more informational meetings.
This proposed transaction offers Amex the scale and liquidity that we likely could not achieve going forward independently. This is an exciting time for the Amex as we prepare to join NYSE Euronext and become part of the world’s leading multi-asset global exchange. We know that you have many questions and we look forward to providing you with more information in the near future.
Sincerely,

/s/ Neal L. Wolkoff	/s/ Matthew H. Frank

Neal L. Wolkoff	Matthew H. Frank
Chairman & CEO	Chairman
American Stock Exchange	The Amex Membership Corporation
IMPORTANT INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“Amex”), NYSE Euronext intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. Such documents, however, are not currently available. AMEX MEMBERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Amex members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY NY 10006, 212-306-1408.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Cautionary Note Regarding Forward-Looking Statements
This letter may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This letter speaks only as of this date. NYSE Euronext and Amex disclaims any duty to update the information herein.